ProFunds

3435 Stelzer Road

Columbus, Ohio 43219

Troy Sheets

Direct Dial: (614) 470-8129

Troy.Sheets@bisys.com

September 30, 2005

Via EDGAR

Jason Fox

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Securities and Exchange Commission Comments Regarding the ProFunds December 31, 2004 Form N-CSR

Dear Jason:

On behalf of ProFunds (the “Trust”), we wish to respond by this letter, to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the Form N-CSR for the Trust’s ProFunds VP annual reports for the periods ended December 31, 2004. You conveyed the Staff’s comments to Troy Sheets, Treasurer and Principal Financial Officer of the Trust, Marc Bryant, Secretary of the Trust and General Counsel for ProFund Advisors LLC, and Ed Karpowicz, Vice President for ProFund Advisors LLC, in a telephone conversation on August 23, 2005. Each comment from the Staff and the corresponding response for the Trust are set forth below. Based on your voicemail to Troy Sheets on September 21, 2005, the Trust no longer needs to respond to two of the four comments originally received on August 23, 2005.

Comment 1: The net expense ratio disclosed in the Financial Highlights for the ProFund VP Money Market is less than the contractual expense limit disclosed in the Notes to Financial Statements. The fund should disclose the nature of these additional waivers/reimbursements.

Response 1: The Trust will make such disclosures in prospective reports.

Comment 2: Please confirm whether the Trust obtained an exemptive order from the SEC related to the joint account disclosed in the Notes to Financial Statements. If applicable, the Trust should also disclose in the Notes to Financial Statements that it obtained an exemptive order from the SEC and is operating such joint account pursuant to that exemptive order.

Response 2: The Trust has not obtained an exemptive order related to its joint account. The Trust is not currently using the joint account, but if and when it does, it will do so under an exemptive order, if necessary, or consistent with the guidelines outlined in relevant procedures and will make such disclosures in prospective reports.

U.S. Securities and Exchange Commission

September 30, 2005

We have been authorized by the Trust to acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8129.

Sincerely,

ProFunds

/s/ Troy A. Sheets

Troy A. Sheets

Treasurer and Principal Financial Officer